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Exhibit 12.1

Cascades Inc.

Statement Re: Computation of Ratios

(dollars in millions)

						Six months ended June 30,
	Year ended December 31,
								Pro Forma December 31, 2002	Pro Forma Six months ended June 30, 2003
	1998	1999	2000	2001	2002	2002	2003
Earnings:
Income from operations before taxes	$84	$118	$114	$155	$209	110	56	194	54
Plus fixed charges	94	96	96	93	82	40	48	97	50
Plus amortization of capitalized interest	—	—	2	2	2	1	—	2	—

Earnings	$178	$214	$212	$250	$293	151	104	293	104

Fixed Charges:
Interest expense, including amortization of debt issue costs	$89	$85	$89	$86	$72	36	42	87	44
Capitalized interests	—	5	2	—	1	—	—	1	—
Estimated interest factor of rental expense	5	6	5	7	9	4	6	9	6

Fixed Charges	$94	$96	$96	$93	$82	40	48	97	50

Ratio of Earnings to Fixed Charges(1)	1.89	2.23	2.21	2.69	3.57	3.78	2.17	3.02	2.08

(1)
For purposes of calculating the ratio of earnings to fixed charges, "earnings" represents income from continuing operations before income taxes, plus fixed charges. "Fixed charges" consist of interest expense, including amortization of debt issuance costs and that portion of rental expense considered to be a reasonable approximation of interest.

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Cascades Inc. Statement Re: Computation of Ratios (dollars in millions)